ANNUAL MEETING OF SHAREHOLDERS
On December 7, 2015, a Special Meeting of Shareholders for the Fund was held to consider the following proposal. The results of the proposal are indicated below.

Proposal 1 Election of Trustees:
Net assets voted For 	William R. Ebsworth	$98,208,888
Net assets voted Against 		        $4,268,209
Net assets voted For 	Jane A. Freeman    	$97,678,598
Net assets voted Against 		        $4,798,499
Net assets voted For 	Judith M. Johnson 	$97,975,570
Net assets voted Against 		        $4,501,528
Net assets voted For 	Donald C. Willeke   	$97,873,263
Net assets voted Against 		        $4,603,834